UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-34166
CUSIP: 867652406

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: January 1, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SunPower Corporation
Full Name of Registrant

Former Name if Applicable

1414 Harbour Way South Suite 1901
Address of Principal Executive Office (Street and Number)

Richmond, California 94804
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SunPower Corp. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended January 1, 2023 (the “Form 10-K”). The Company experienced unanticipated delays in compiling certain necessary information to complete its audit and to prepare a complete filing of its Form 10-K in a timely manner. The Company is expected to file the Form 10-K within the prescribed period provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Guthrie Dundas	(408)	240-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced unaudited financial information for the three months and year ended January 1, 2023, which was furnished as Exhibit 99.1 to the Company’s Form 8-K furnished to the Securities and Exchange Commission on February 15, 2023.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 other than statements of historical fact, including, without limitation, statements regarding the expected results of operations to be reported in the Form 10-K and the timing of filing the Form 10-K, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the factors and other risks detailed in filings we make with the Securities and Exchange Commission from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading “Risk Factors.” Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpower.com. All forward-looking statements in this Form 12b-25 are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SunPower Corporation

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2023	By:	/S/ Guthrie Dundas
Guthrie Dundas
Interim Chief Financial Officer